UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38409

Mogo Inc.

(formerly Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F	☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2023

99.2	Management’s discussion and analysis for the three and six months ended June 30, 2023

99.3	Form 52-109F2 - Certificate of Interim Filings (CEO)

99.4	Form 52-109F2 - Certificate of Interim Filings (CFO)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: August 10, 2023	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President & Chief Financial Officer